U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                  FORM N-18F-1
                NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940


1. Name and address of issuer:  Julius Baer Global Equity Fund Inc.
                                330 Madison Avenue
                                New York, New York 10017

                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, this registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the __9___ day of July, 2004.



                          Signature    /s/ Craig M. Giunta

                                 By   Craig M. Giunta
                                      Secretary and Treasurer

Attest: /s/ Michael Quain

        Michael Quain